Exhibit 99.1

NEWS RELEASE

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED JUNE 30, 2022

VANCOUVER, BRITISH COLUMBIA – AUGUST 25, 2022: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its financial results for the three months and year ended June 30, 2022. All figures are expressed in US dollars unless otherwise stated.

FISCAL 2022 HIGHLIGHTS

  Commenced the 2022 drill program at the Silver Sand Project which includes resource infill drilling to improve the confidence in the continuity of mineralization and step-out drilling to test the extension of the major mineralized zones up and down dip as well as on strike. To date, a total of 21,309 metres (“m”) in 94 drill holes have been completed, of which assay results for 35 drill holes have been received;

  Completed the 2021 drill program of 13,313.7 m in 55 drill holes and received assay results for all drill holes at the Silver Sand Project;

  Commenced the 2022 drill program at the Carangas Silver-Gold Project, a total of 21,980 m in 43 drill holes have been completed so far, of which assay results for 12 drill holes have been received. The assay results continue to show near surface silver horizons stacking over a broad bulk of gold mineralization below;

  Completed the 2021 initial discovery drill program at the Carangas Silver-Gold Project for a total of 13,209 m in 35 drill holes and received assay results for all drill holes. All assay results intersected silver-rich polymetallic mineralization near surface, with some deep holes intersecting a wide zone of gold mineralization below;

  Commenced a 6,000 m initial discovery drill program at the Silverstrike Project and a 2,000 m initial discovery drill program at the Jisas prospect, a satellite concession located in the north block of the Silver Sand Project;

  Continue to advance the preliminary economic assessment (“PEA”) study for the Silver Sand Project, including a mineral resource estimate (“MRE”). The PEA is expected to be completed by the end of 2022; and

  Maintained working capital of $29.3 million, sufficient to advance the existing exploration projects and other regional exploration initiatives.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the year ended June 30, 2022 was $6.42 million or $0.04 per share (year ended June 30, 2021 – net loss of $6.57 million or $0.04 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $6.78 million compared to $5.95 million in the prior year; (ii) income from investments of $0.22 million compared to $0.40 million in the prior year; and (iii) foreign exchange gain of $0.19 million compared to loss of $1.02 million in the prior year.

For the three months ended June 30, 2022, net loss attributable to equity holders of the Company was $2.34 million or 0.01 per share (three months ended June 30, 2021 - net loss of $1.97 million or 0.01 per share).

Operating expenses for the three months and year ended June 30, 2022 were $2.29 million and $6.78 million, respectively (three months and year ended June 30, 2021 - $1.57 million and $5.95 million, respectively).

Income from investments for the three months and year ended June 30, 2022 was $0.01 million and $0.22 million, respectively (three months and year ended June 30, 2021 – loss of $0.21 million and income of $0.40 million, respectively).

Foreign exchange gain for the year ended June 30, 2022 was $0.19 million (year ended June 30, 2021 – loss of $1.02 million). The Company holds a portion of cash and short-term investments in USD to support its operations in Bolivia. Revaluation of these USD-denominated financial assets to their Canadian dollar (“CAD”) functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods. For the year ended June 30, 2022, the USD appreciated by 4.0% against the CAD (from 1.2394 to 1.2886) while in the prior year the USD depreciated by 9.1% against the CAD (from 1.3628 to 1.2394).

For the three months ended June 30, 2022, foreign exchange gain was $0.02 million (three months ended June 30, 2021 – loss of $0.20 million).

Working Capital: As of June 30, 2022, the Company had working capital of $29.3 million.

PROJECT OVERVIEW

SILVER SAND PROJECT

In 2021, the Company completed a drill program of 13,313.7 m in 55 holes. The 2021 drill program comprised structure orientation drilling, step-out and infill drilling as well as exploration drilling. Assay results of all drill holes have been received. Detailed structural logging and assay of the oriented drill cores confirmed previous understanding of the orientation of mineralized structures and resource model which are dominantly striking in the direction of north and northwest and dipping in direction of west at high angles which are also evidenced at surface outcrops and historical underground workings. Step-out drilling was carried out mainly outside of the major mineralized trends with results indicating the existence of multiple smaller satellite mineralized zones between the major mineralized trends. For details of the 2021 drill program, please refer to the Company’s news release dated April 6, 2022.

In the first half of 2022, the Company commenced a resource infill drilling and step-out drilling program. The resource infill drilling aims to improve the confidence in the continuity of mineralization in the core area of the project and upgrade resource categories, while the step-out drilling is designed to test the extension of the mineralized zones up and down dip as well as on strike. The results of the infill and step-out drilling will be included in the MRE and will be incorporated into the PEA expected to be completed by the end of 2022. To date, a total of 21,309 m in 94 drill holes have been completed, of which assay results for 35 drill holes have been received. For details of the 2022 drill program, please refer to the Company’s news releases dated May 31, 2022 and April 6, 2022.

For the three months and year ended June 30, 2022, total expenditures of $3.20 million and $7.64 million, respectively (three months and year ended June 30, 2021 - $1.13 million and $3.36 million, respectively) were capitalized under the project.

CARANGAS PROJECT

In 2021, the Company completed an initial discovery drill program of 13,209 m in 35 drill holes. Assay results of all drill holes have been received. Results from the 2021 discovery drill program confirmed the broad silver-rich polymetallic mineralization near surface and intersected a wide zone of gold mineralization below it. For details of the 2021 discovery drill program, please refer to the Company’s news releases dated May 17, 2022, February 23, 2022, and February 10, 2022.

Following the success of the 2021 discovery drill program, the Company has commenced a 2022 resource definition drill program with a planned meterage of up to 40,000 m if ongoing drill results continue to be encouraging. To date, a total of 21,980 m in 43 drill holes have been completed, of which assay results of 12 drill holes have been received. The assay results continue to show near surface silver horizons stacking over a broad bulk gold mineralization below. Currently, there are five drill rigs deployed at the project, of which the three larger drill rigs with a capacity of 1,000 m depth are focusing on both near surface silver and at depth gold zones, while the other two smaller drill rigs are focusing on near surface silver zone. For details of the 2022 drill program, please refer to the Company’s news release dated July 13, 2022 and August 8, 2022.

For the three months and year ended June 30, 2022, total expenditures of $2.10 million and $5.22 million, respectively (three months and year ended June 30, 2021 - $nil and $0.25 million, respectively) were capitalized under the project.

SILVERSTRIKE PROJECT

On June 14, 2022, the Company announced to commence a 6,000 m initial discovery drill program at the Silverstrike Project. The program will focus on testing a broad gold zone identified by the Company and by historical drilling.

For the three months and year ended June 30, 2022, total expenditures of $0.10 million and $0.14 million, respectively (three months and year ended June 30, 2021 - $0.02 million and $1.29 million, respectively) were capitalized under the project.

RZY PROJECT

The RZY Project, located in Qinghai, China was an early stage silver-lead-zinc exploration project. The RZY Project was located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government for one-time cash compensation of $2.99 million (RMB ¥20 million) (the “RZY compensation transaction”).

On June 25, 2022, the Qinghai Government completed its approval process of the RZY compensation transaction. As a result, the Company disposed its RZY Project for cash consideration of $2.99 million (RMB ¥20 million), which is included in the receivables balance as of June 30, 2022. For the year ended June 30, 2022, a loss of $0.09 million (year ended June 30, 2021 - $nil) was recognized upon disposal of the RZY Project. Subsequent to June 30, 2022, the Company received the cash compensation in full.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company’s Management Discussion and Analysis (“MD&A”) and the audited consolidated financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Resources (“NI 43-101”). The Qualified Person has verified the information disclosed herein and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company’s flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of 2022. Recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m initial test drilling program in June 2022.

For further information, please contact:

New Pacific Metals Corp. Investor Relations
Phone: (604) 633-1368
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the U.S. Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company’s Annual Information form, can be obtained under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.